EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
MKS Instruments Italy S.r.l.	Italy
MKS Denmark ApS	Denmark
MKS German Holding GmbH	Germany
MKS Instruments (Asia) Ltd.	Bermuda
MKS Instruments (China) Company Limited	China
MKS Instruments Deutschland GmbH	Germany
MKS Instruments Holdings Ltd	United Kingdom
MKS Instruments (Hong Kong) Limited	Hong Kong
MKS Instruments (Shanghai) Limited	China
MKS Instruments (Singapore) Pte. Ltd.	Singapore
MKS Instruments UK Limited	United Kingdom
MKS Japan, Inc.	Japan
MKS Korea Ltd.	Korea
MKS Luxembourg S.a.r.l.	Luxembourg
MKS International Holdings Limited	United Kingdom
MKS Taiwan Technology Limited	Taiwan
MKS Instruments Israel Ltd.	Israel
MKS Instruments AB	Sweden